MINNEAPOLIS	ST. PAUL
220 South Sixth Street | Suite 2200	444 Cedar Street | Suite 2100
Minneapolis, MN 55402-4504	St. Paul, MN 55101-2136
612 339 6321 | Fax 612 338 0535	651 222 6321 | Fax 651 222 8905

Roger H. Frommelt
612-373-8541
Fax: 612-338-4608
E-mail: rfrommelt@felhaber.com
Reply to Minneapolis Office
October 16, 2007
By Federal Express and EDGAR

Jennifer Hardy
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-7010

RE:	Entrx Corporation Preliminary Proxy Statement on Scheduled 14A Filed November 8, 2006 File No. 0--02000 Our File No. 17399.000

Dear Ms. Hardy:

This letter is in response to your letter dated December 1, 2006, concerning the Preliminary Proxy Statement on Schedule 14A of Entrx Corporation. Under separate cover we are providing you with a marked draft showing the changes from our initial filing on November 8, 2006.

We discussed with you in a telephone call last December that we would not be filing an amendment to our Schedule 14A for several months. Since a significant time has elapsed since our original filing, we fully expect that you will be reviewing this filing in its entirety, rather than merely our answers to your comments. Our numbered replies below correspond to the number associated with the comments in your letter references to page.

Comment 1. We will be providing the shareholders with Entrx Corporation’s form 10-KSB for 2006, and with its form 10-QSB for the six-month period ended June 30, 2007.

Comment 2. The reverse/forward split is a 13e-3 transaction, as it would reduce the record holders to 60. There are, however, well over 500 street name holders. The Schedule 13E-3 accompanies the Proxy Statement. There is no present intent to terminate Entrx Corporation’s registration under the Exchange Act.

Jennifer Hardy
October 16, 2007

Comment 3. See the new heading, “Negative Aspects of the Reverse/Forward Split” in Proposal 2 in the Proxy Statement on page 8.

Comment 4. The market price of Entrx Corporation’s common stock has varied over the past two years from $0.11 to $0.47 per share, and has averaged approximately $0.34 per share over the past three months. Based on a price of $0.35 per share at the time of the reverse/forward stock split, the most that would be paid for 499 shares would be $174.65. The average number of shares held by shareholders owning less than 500 shares is 93 shares, having a market value of less than $35.00. We view these amounts as de minimis, and, if fact, a way for shareholders holding these small numbers of shares to economically and fairly get out of their investment. Finally, the shareholders are not necessarily forced out, since a small investment (less than $175.00 under our example) would bring them to the 500-share level. We have discussed these matters in Proposal 2 at page 12 (“Fairness of the Reverse/Forward Split”) and page 14 (“Effect of Reverse/Forward Split on Entrx Shareholders - Registered Holders with Fewer Than 500 Shares of Common Stock”) of the Proxy Statement.

Comment 5. On page 7 of the Proxy Statement, under Proposal 2, “Summary - Discussion,” we discuss the factors the Board of Directors will consider in determining whether to effect the reverse/forward split. The only reason for not announcing the record date beforehand is to prevent manipulation of the market price of Entrx Corporation’s common stock. Since trading is very sporadic, a relatively small transaction could materially and temporarily cause an increase in the market price of Entrx Corporation’s common stock. While Entrx Corporation may well choose a date at which the market price appears low, it is estimated that the aggregate amount that will be paid out in the reverse/forward split will be approximately $125,000. This is hardly a significant amount, and does not provide any real incentive to attempt to “low tick” the price, which would be extremely difficult in any event.

Comment 6. We discuss the factors that will be considered in going forward with the reverse/forward split on page 7 of the Proxy Statement, as discussed under comment 5 above. Abandonment is highly unlikely, given the purposes for the reverse/forward split.

Very truly yours, /s/ Roger H. Frommelt Roger H. Frommelt

RHF:jrh:Enclosure

cc:	Peter L. Hauser, Entrx Corporation Brian Niebur, Entrx Corporation